SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF: 02.558118/0001-65 NIRE 31.300.025.357 Publicly-held Company, with Authorized Capital

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING
HELD ON JANUARY 05, 2009

1.         DATE, TIME AND PLACE: January 05, 2009, at 04:00 p.m., in the city of Belo Horizonte, State of Minas Gerais, on Rua Levindo Lopes, 258, Funcionários, upon calling in conformity with the Articles of Incorporation.

2.         CALLING: the meeting was duly called by first call notice published in the State of Minas Gerais Official Gazette (Executive, Legislative and Third-Party Publications Gazette – pages 84, 109 and 59, respectively), on December 18, 19 and 20, 2008, and in Valor Econômico (pages B7, B11 and B11, respectively) on December 18, 19 and 22, 2008.

3.         AGENDA: to resolve on the proposal submitted by minority shareholders for immediate distribution of interim dividends of the Company, which was the subject matter of discussion and resolution at the meetings of the Board of Directors held on 11.12.2008 and 12.17.2008.

4.         ATTENDANCE: the meeting was attended by shareholders representing more than 97% of the voting capital, as per records and signatures appearing in the shareholders attendance register.

5.         CHAIRMANSHIP OF THE MEETING: Adriana Pallis Romano – Chairman, and Ana Luiza Vieira Franco Forattini – Secretary.

6.         RESOLUTIONS:

Starting with the business to be transacted at the meeting, the Chairman made it clear that the minutes of the meeting would be drawn-up as a summary of the facts, containing solely the transcript of the resolutions made at the meeting, as set forth in article 130, §1 of Law no. 6404/76, and informed that documents or proposals, statements of vote or dissenting vote concerning the matters to be resolved should be submitted in writing to the Secretary of the meeting. The Chairman further informed that the documents related to the matters to be resolved were on the table and that they had been available to the shareholders since the publication of the call notice.

The Chairman of the Board reminded that the matter referred to in the agenda had been widely discussed at two meetings of the Board of Directors of the Company, held on November 12, 2008 and on December 17, 2008, it having been resolved by the majority of the Directors attending both meetings, after having reviewed the report issued by the Board of Executive Officers, that it would not be prudent, at this time, to distribute interim dividends, given the Company’s needs and the world economic crisis,  as well as that there was no urgent need requiring such distribution, which could wait for the preparation of the annual audited financial statements and the management proposal for fiscal year 2009.

After the foregoing explanations were provided, shareholders Vivo Participações S.A., State Street Emerging Markets, The Master T B of Japan Ltd. Re, The  Fund Board of Guardians, representing the majority of the voting shares attending the meeting, voted against the distribution of interim dividends. Shareholder Polo FIA voted favorably for the distribution, with the vote cast by shareholder Polo FIA, as well as the votes cast by Polo Norte FI Multimercado and Vinson Fund, LLC, holders of preferred shares, having been delivered to the Presiding Board of the meeting.

Since there was no other business to be transacted, the meeting was closed by the Chairman and these minutes were drawn-up as a summary of the facts, as set forth in article 130, §1 of Law 6404/76, and after having been read and approved they were signed by the attendees. Shareholders present to the meeting: Vivo Participações S.A., by proxy, Adriana Pallis Romano; State Street Emerging Markets, The Master T B of Japan Ltd. Re and The Fund Board of Guardians, by proxy, Cintia Silva Carneiro; Polo FIA; Polo Norte FI Multimercado and Vinson Fund LLC., by proxy, Alessandro Mastrogiovanni Faria.

This is a faithful copy of the minutes, as drawn-up in the proper book.

Adriana Pallis Romano Chairman	Ana Luiza Vieira Franco Forattini Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.